EXHIBIT 99.1

Westport Reports Fourth Quarter and Full Year 2025 Results

2025 brought enhanced liquidity through completed Light Duty divestiture, the launch of GFI branded production in China and Canada, new HPDI™ OEM interest and global market traction for Cespira

VANCOUVER, British Columbia, April 23, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport”) (TSX: WPRT / Nasdaq: WPRT) today reported financial results for the fourth quarter and year ended December 31, 2025, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“We appreciate the patience and support of our shareholders as we worked through our recent cybersecurity incident. Our priority was to ensure the integrity of our IT systems, business continuity and financial reporting, and we are pleased to confirm that this review has been successfully completed. With this behind us, we are looking forward to executing on our strategy and delivering on the next phase of our business objectives.

Turning to our financial results, the past year has been a defining one for Westport, marked by the successful divestiture of our Light-Duty business, the recent receipt of a $6.5 million payment, and further strengthened by Cespira's agreement with a leading OEM to manufacture and deliver HPDI components for a truck trial, assessing future commercialization. These accomplishments, combined with ending the year with over $27 million in cash and very low debt, reflect the meaningful progress we have made in sharpening our strategic focus and building a stronger, more resilient company.

The global heavy-duty transportation market is increasingly recognizing natural gas as a practical, lower-emission solution available today. This is evidenced by Volvo’s recent milestone of delivering more than 10,000 natural gas trucks on the road underscoring the accelerating adoption of Cespira's HPDI fuel system technology and validates the strategic direction we have taken. From a market perspective, the UK leads the adoption of HPDI-powered LNG trucks, followed by Germany, Sweden, the Netherlands, Norway, and France. Emerging gas markets such as India and Latin America are also gaining momentum, with volumes seeing steady growth.

When we introduced our proprietary CNG fuel storage and delivery system designed for Cespira's HPDI's on-engine components several months ago, we emphasized its potential to significantly expand our addressable market. Development has progressed well, and our confidence in the commercial opportunity continues to build. We look forward to showcasing this solution at the upcoming Advanced Clean Transportation (ACT) Expo, where we will engage with industry partners and customers. By integrating advanced high-pressure CNG storage with Cespira’s field-proven HPDI fuel system, we match the performance and operational range expected from diesel engines with compelling economics in markets where CNG is the natural choice, particularly in North America. We believe this innovation meaningfully expands the reach of Cespira's HPDI technology and positions Westport and Cespira to capture new opportunities as we move into field testing.

Our GFI brand, through our High Pressure Controls business, has also delivered important operational milestones. The opening of our new production facilities in China, one of the world’s largest commercial vehicle markets and Canada represents a strategic step in localizing manufacturing, reducing costs, and improving competitiveness.

As the transportation industry continues to balance economic realities with sustainability objectives, we are confident that alternative fuel systems including Cespira's HPDI technology, and our high-pressure components provide real-world solutions that deliver both performance and affordability. With the completion of our strategic transition and only a few milestones remaining, a growing market validation of Cespira’s expansion, and a clear strategic focus, Westport is excited to drive into this next phase.”

Dan Sceli, Chief Executive Officer

2025 Highlights

  On July 29, 2025, Westport sold its Light-Duty segment to a wholly-owned vehicle of Heliaca Investments Coöperatief U.A. (“Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments B.V., a Dutch venture capital and private equity firm, for total consideration of $60.0 million.
  On October 14, 2025, Westport announced that its joint venture with the Volvo Group, Cespira, signed an agreement to supply components for a customer truck trial with a second OEM.
  On November 6, 2025, Westport revealed a proprietary CNG solution that leverages advanced high-pressure storage technology, designed to deliver the performance required for Cespira's HPDI fuel system. This breakthrough enables faster time-to-market for CNG-powered HPDI applications and prioritizes reduced lifecycle costs by optimizing system design. Field testing for Westport’s CNG solution is expected to being in 2026, with the path to commercialization expected to follow.
  Revenues for the year ended December 31, 2025 decreased by 43% to $23.3 million compared to $40.7 million in the prior year. The decrease was primarily driven by the end of the transitional service agreement between Westport and Cespira to provide inventory and contract manufacturing in Q2 2025 in our Heavy-Duty OEM segment, resulting in a decrease $16.3 million compared to prior year. The slowdown in the hydrogen industry, beginning early in 2025, along with the move of our manufacturing capability from Italy to Canada and China in the third and fourth quarters of 2025, negatively impacted sales in our High-Pressure Controls segment in 2025.
  Net loss in continuing operations of $29.6 million for the year ended December 31, 2025 compared to a net loss in continuing operations of $31.3 million for the prior year. The net positive change was primarily the result of lower operating expenditures across research and development, and selling, general and administrative expenses, favorable change in foreign exchange rates, partially offset by a loss from investments accounted for by the equity method of $15.8 million due to a full year equity pick-up of Cespira’s operating results compared to 7 months in the prior year.
  Adjusted EBITDA1 loss of $17.3 million, compared to a loss of $11.4 million in the prior year. Adjusted EBITDA for the fourth quarter was a loss of $9.9 million.
  Cash and cash equivalents were $27.2 million for the year ended December 31, 2025. Cash provided by operating activities during the year was $14.2 million.
  Long-term debt, including the current portion, reflected a 57% reduction to $2.9 million as at December 31, 2025, compared to $6.8 million in the prior year period. Including long-term debt from discontinued operations, the reduction was more than 90%.

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1Adjusted EBITDA is a non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Consolidated Results
($ in thousands, except per share amounts)			Increase / (Decrease) %			Increase / (Decrease) %
	4Q25	4Q24		FY25	FY24
Revenue	$1,880	$7,284	(74)%	$23,318	$40,698	(43)%
Gross Profit(2)	(169)	363	(147)%	2,680	2,843	(6)%
Gross Margin(2)	(9)%	5%	—	11%	7%	—
Loss from Investments Accounted for by the Equity Method(1)	(5,078)	(2,611)	94%	(15,845)	(6,715)	136%
Net Loss from Continuing Operations	(8,813)	(13,425)	(34)%	(29,571)	(31,268)	(5)%
Net Income (Loss) from Discontinued Operations	(2,292)	3,283	(170)%	(32,055)	9,427	(440)%
Net Loss	(11,105)	(10,142)	9%	(61,626)	(21,841)	182%
Net Loss per Share - Basic & Diluted	(0.65)	(0.58)	12%	(3.56)	(1.26)	183%
EBITDA(2)	(10,695)	(6,103)	75%	(53,693)	(6,563)	718%
Adjusted EBITDA(2)	(9,939)	(1,883)	428%	(17,276)	(11,416)	51%

(1) This includes income or loss primarily from our investments in Cespira joint ventures.
(2) Gross margins, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

High-Pressure Controls

Revenue for the three months and year ended December 31, 2025 was $1.9 million and $8.3 million, respectively, compared with $1.6 million and $9.4 million for the three months and year ended December 31, 2024. Revenue for the three months ended December 31, 2025 increased by $0.3 million compared to the prior year period. Revenue for the year ended December 31, 2025 decreased $1.1 million compared to the prior year.

The decrease in revenue for the year ended December 31, 2025 compared to the prior year period were primarily driven by the general slowdown in hydrogen infrastructure development that began in the first half of 2025, leading to a slower adoption of automotive and industrial applications powered by hydrogen. In Q3 2025, we moved our manufacturing capacity from Italy to our new facilities in Canada and China, which required shutting down our operations. In late Q4 2025, we resumed selling products to our customers to meet the backlogged demand from the aforementioned shutdown. In early 2026, we announced start of production at both facilities and expect output and efficiency to increase over the year.

Gross profit for the three months ended December 31, 2025 decreased by $0.3 million to negative $0.2 million, or negative 9% of revenue, compared to $0.1 million, or 9% of revenue, for the same prior year period. In the current quarter, we recorded an inventory provision for excess and obsolete parts and materials of $0.4 million, of which $0.2 million is related to a commercial program that was cancelled in 2025. Gross profit for the year ended December 31, 2025 decreased by $1.3 million to $0.9 million, or 11% of revenue, compared to $2.2 million, or 23% of revenue, for the prior year.

Heavy-Duty OEM

Revenue for the three months and year ended December 31, 2025 was nil and $15.0 million, respectively, compared to $5.7 million and $31.3 million for the three months and year ended December 31, 2024.

The decrease in revenue for the three months and year ended December 31, 2025 is a result of the continuation of the business in Cespira. Our transitional service agreement with Cespira to provide inventory and contract manufacturing ended in Q2 2025.

Gross profit increased by $1.1 million to $1.8 million, or 12% of revenue, for the year ended December 31, 2025 compared to $0.7 million, or 2% of revenue, for the prior year. In the prior year, we recorded an inventory write-down of $0.4 million.

Selected Cespira Financial Information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose certain financial information from Cespira in notes 8 and 17 in our Annual Financial Statements.

The following table sets forth a summary of the financial results of Cespira for the three months ended December 31, 2025 and the period between June 3, 2024 to December 31, 2024:

(in thousands of U.S. dollars)	Three months ended December 31,		Change		Year ended December 31,		Change
	2025	2024	$	%	2025	2024	$	%
Product revenue	$23,414	$18,051	$5,363	30%	$62,356	$32,919	$29,437	89%
Service revenue	5,882	4,855	$1,027	21%	15,087	10,166	$4,921	48%
Total revenue	29,296	22,906	$6,390	28%	77,443	43,085	$34,358	80%
Gross (loss) profit	(1,054)	458	(1,512)	(330)%	(3,501)	451	$(3,952)	(876)%
Gross margin[1]	(4)%	2%			(5)%	1%
Research & development	(384)	1,764	(2,148)	(122)%	5,641	4,715	$926	20%
Selling, general, & administrative	4,391	3,466	925	27%	13,195	6,528	$6,667	102%
Operating loss	(7,791)	(4,583)	(3,208)	70%	(27,549)	(12,091)	$(15,458)	128%
Net loss	(9,500)	(4,825)	(4,675)	97%	(29,278)	(12,231)	$(17,047)	139%

1Gross margin is non-GAAP financial measure. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Cespira's product revenue was $23.4 million for the three months ended December 31, 2025 compared to $18.1 million in the prior year period. The increase in product revenue was primarily driven by an increase in sales volume to their initial OEM customer.

Cespira's product revenue was $62.4 million for the year ended December 31, 2025 compared to $32.9 million in the prior year. The increase in product revenue was primarily driven by the full year of sales volume in 2025 compared to 7 months of sales in the prior year.

Cespira's service revenue was $5.9 million for the three months ended December 31, 2025 compared to $4.9 million in the prior year period. Cespira's service revenue was $15.1 million for the year ended December 31, 2025 compared to $10.2 million in the prior year.

Cespira provided engineering services to OEM customers for product development, testing, integration, and validation. In 2025, Cespira provided engineering services to their initial OEM customer for the upcoming regulations in the European market. The increase in the current quarter relates to the increased engineering services delivered to their customers. Cespira recognizes its service revenue using the output method, driven primarily by achieving project milestones.

Cespira's gross profit was negative $1.1 million for the three months ended December 31, 2025 compared to $0.5 million in the prior year period. In the current quarter, Cespira recognized a provision for obsolete inventory of $1.7 million as a new variant of a certain product was launched and a loss on onerous contract of $2.8 million for a certain engineering project.

Cespira's gross profit was negative $3.5 million for the year ended December 31, 2025 compared to $0.5 million in the prior year. The gross profit decrease was due to the aforementioned provision for obsolete inventory and loss on onerous contract, partially offset by increased sales volume in the year.

Liquidity and Going Concern

As at December 31, 2025, we had cash and cash equivalents of $27.2 million and an outstanding term loan, net of deferred financing fees, with Export Development Canada (“EDC”) of $2.9 million. Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of our consolidated financial statements.

We plan to improve our liquidity position by raising funds from public markets, borrowing debt, or other financing alternatives. These plans are not final and are subject to market and other conditions not in our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

Conference call

Westport has scheduled a conference call for Friday, April 24, 2026, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call please register
https://register-conf.media-server.com/register/BIefca98da5fb34b16a81dd15541e90b0c

The live webcast of the conference call can be accessed through the Westport website at
https://investors.westport.com/.

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Westport’s website at https://investors.wfsinc.com.

Financial Statements and Management's Discussion and Analysis

To view Westport full financials for the fourth quarter and year ended December 31, 2025, please visit https://investors.westport.com/financials/.

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.
Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen) including testing to the HPDI fuel system, scaling our alternative fuel-based solutions, our expectations for 2025 and beyond, including the demand for our products, the future success of our business and technology strategies, shareholder approval of the Transaction, our ability to successfully close the Transaction and realize the benefits therefrom, including, potential earn-out payments, the Transaction alleviating liquidity concerns, our focus on providing affordable solutions to decarbonize long haul and heavy-duty trucking, our ability to bolster our balance sheet, fund organic growth as well as opportunistic bolt on acquisitions, a shift to operating as a smaller, more efficient organization. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, changes in business strategy, shifts in market demand, the general economy including impacts due to inflation, the effects of competition and pricing pressures, conditions of and access to the capital and debt markets, solvency, governmental policies, trade restrictions or other changes to international trade agreements, sanctions and regulation including the imposition of tariffs, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of the Russia-Ukraine conflict, supply chain disruptions as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Investor Relations
T: +1 604-718-2046
invest@westport.com

GAAP and Non-GAAP Financial Measures

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, Westport and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of Westport. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

Segment Information

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently. Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS" within this press release.

	Year ended December 31, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$8,272	$15,046	$77,443	$100,761
Cost of revenue	7,362	13,276	80,944	101,582
Gross profit	910	1,770	(3,501)	(821)
Operating expenses:
Research & development	5,332	159	5,641	11,132
General & administrative	1,729	133	11,903	13,765
Sales & marketing	390	26	1,292	1,708
Depreciation & amortization	355	—	3,283	3,638

Add back: Depreciation & amortization[1]	575	—	6,567	7,142
Segment EBITDA	$(6,321)	$1,452	$(19,053)	$(23,922)

	Year ended December 31, 2024
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$9,383	$31,315	$43,085	$83,783
Cost of revenue	7,192	30,663	42,634	80,489
Gross profit	2,191	652	451	3,294
Operating expenses:
Research & development	5,336	4,196	4,715	14,247
General & administrative	1,033	3,068	5,555	9,656
Sales & marketing	683	856	973	2,512
Depreciation & amortization	153	131	1,720	2,004

Add back: Depreciation & amortization[1]	401	1,405	3,845	5,651
Segment EBITDA	$(4,613)	$(6,194)	$(8,667)	$(19,474)

	Year ended December 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$100,761	$77,443	$—	$23,318
Cost of revenue	101,582	80,944	—	20,638
Gross profit	(821)	(3,501)	—	2,680
Operating expenses:
Research & development	11,132	5,641	292	5,783
General & administrative	13,765	11,903	12,095	13,957
Sales & marketing	1,708	1,292	1,065	1,481
Depreciation & amortization	3,638	3,283	160	515
Equity income (loss)	—	—	(15,845)	(15,845)

	Year ended December 31, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$83,783	$43,085	$—	$40,698
Cost of revenue	80,489	42,634	—	37,855
Gross profit	3,294	451	—	2,843
Operating expenses:
Research & development	14,247	4,715	—	9,532
General & administrative	9,656	5,555	16,622	20,723
Sales & marketing	2,512	973	1,170	2,709
Depreciation & amortization	2,004	1,720	377	661
Equity income	—	—	(6,715)	(6,715)

Reconciliation of Segment EBITDA to Loss before income taxes	Years ended December 31,
	2025	2024
Total Segment EBITDA	$(23,922)	$(19,474)
Adjustments:
Depreciation and amortization	735	2,183
Cespira's Segment EBITDA	(19,053)	(8,667)
Cespira's equity loss	15,845	6,715
Corporate and unallocated operating expenses	13,452	17,792
Foreign exchange loss (gain)	(5,365)	6,227
Loss on sale of assets	—	703
Gain on deconsolidation	—	(15,198)
Loss on sale of investment	—	352
Impairment of long-lived assets	538	—
Interest on long-term debt and accretion of royalty payable	613	1,083
Interest and other income, net of bank charges	(1,259)	88
Loss before income taxes	$(29,428)	$(30,752)

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Gross Profit	Years ended December 31,
(expressed in thousands of U.S. dollars)	2025	2024
Revenue	$23,318	$40,698
Less: Cost of revenue	$20,638	$37,855
Gross Profit	$2,680	$2,843

Gross Margin as a percentage of Revenue	Years ended December 31,
(expressed in thousands of U.S. dollars)	2025	2024
Revenue	$23,318	$40,698
Gross Margin	$2,680	$2,843
Gross Margin as a percentage of Revenue	11%	7%

EBITDA and Adjusted EBITDA
Three months ended	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25
Income (loss) before income taxes	$(12,913)	$6,777	$(2,441)	$(8,283)	$(1,872)	$(32,671)	$(13,523)	$(10,863)
Interest expense, net	471	543	350	272	(193)	571	(532)	9
Depreciation and amortization	3,247	1,716	1,790	1,908	1,930	2,051	1,241	159
EBITDA	$(9,195)	$9,036	$(301)	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)
Stock based compensation (recovery)	409	1,083	(140)	5	285	451	(221)	(108)
Unrealized foreign exchange (gain) loss	1,820	57	(1,069)	5,440	(456)	(2,362)	839	(1,220)
Severance & restructuring costs	617	684	380	4	299	96	798	39
Loss on disposal of operations	—	—	—	—	—	30,183	5,085	2,045
Gain on deconsolidation	—	(13,266)	—	(1,932)	—	—	—	—
Loss on sale of investment	—	—	352	—	—	—	—	—
Restructuring costs	—	—	—	—	—	—	—	—
Loss on sale of assets	—	—	—	703	—	—	—	—
Impairment of long-term investments and long-term assets	—	—	—	—	—	664	—	—
Adjusted EBITDA	$(6,349)	$(2,406)	$(778)	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2025 and 2024

	December 31,
	2025	2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$27,158	$14,754
Accounts receivable	10,177	18,738
Inventories	3,037	6,668
Prepaid expenses	1,182	1,328
Current assets held for sale	—	128,398
Total current assets	41,554	169,886
Long-term investments	42,714	36,866
Property, plant and equipment	5,605	3,120
Operating lease right-of-use assets	1,756	823
Other long-term assets	2,380	1,431
Long-term assets held for sale	—	79,495
Total assets	$94,009	$291,621
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$17,933	$19,435
Current portion of operating lease liabilities	493	288
Current portion of long-term debt	2,924	3,905
Current portion of warranty liability	199	277
Current liabilities held for sale	—	84,488
Total current liabilities	$21,549	$108,393
Long-term operating lease liabilities	1,292	548
Long-term debt	—	2,932
Warranty liability	966	875
Other long-term liabilities	1,389	1,388
Long-term liabilities held for sale	—	40,460
Total liabilities	$25,196	$154,596
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,375,213 (2024 - 17,282,934) common shares issued and outstanding	$1,246,793	$1,245,805
Other equity instruments	8,968	9,472
Additional paid-in-capital	11,516	11,516
Accumulated deficit	(1,157,901)	(1,096,275)
Accumulated other comprehensive loss	(40,563)	(33,493)
Total shareholders' equity	$68,813	$137,025
Total liabilities and shareholders' equity	$94,009	$291,621

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2025 and 2024

	Years ended December 31,
	2025	2024
Revenue	$23,318	$40,698
Cost of revenue	20,638	37,855
Gross profit	2,680	2,843
Operating expenses:
Research and development	5,783	9,532
General and administrative	13,957	20,723
Sales and marketing	1,481	2,709
Foreign exchange loss (gain)	(5,365)	6,227
Depreciation and amortization	515	661
Loss on sale of assets	—	703
Impairment on long-lived assets	538	—
	$16,909	$40,555
Loss from operations	$(14,229)	$(37,712)

Income from investments accounted for by the equity method	$(15,845)	$(6,715)
Gain on deconsolidation	—	15,198
Loss on sale of investment	—	(352)
Interest on long-term debt and accretion of royalty payable	(613)	(1,083)
Interest and other income, net of bank charges	1,259	(88)
Loss before income taxes	(29,428)	(30,752)
Income tax expense (recovery):
Current	143	481
Deferred	—	35
	$143	$516
Net loss from continuing operations	$(29,571)	$(31,268)
Net income (loss) from discontinued operations	$(32,055)	$9,427
Net loss for the year	$(61,626)	$(21,841)
Other comprehensive income (loss):
Cumulative translation adjustment	$4,898	$(2,535)
Reclassification of accumulated foreign currency translation on deconsolidation	(10,070)	—
Ownership share of equity method investments' other comprehensive loss	(1,898)	(113)
	(7,070)	(2,648)
Comprehensive loss	$(68,696)	$(24,489)
Loss per share:
From continuing operations - basic & diluted	$(1.71)	$(1.81)
From discontinued operations - diluted & diluted	$(1.85)	$0.55
Net loss per share - basic & diluted	$(3.56)	$(1.26)
Weighted average common shares outstanding:
Basic and diluted	17,343,595	17,248,090

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2025 and 2024

	Years ended December 31,
	2025	2024
Operating activities:
Net loss for the year from continuing operations	$(29,571)	$(31,268)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	735	2,183
Stock-based compensation expense	808	766
Unrealized foreign exchange loss (gain)	(5,365)	6,227
Deferred income tax expense (recovery)	—	35
Loss from investments accounted for by the equity method	15,845	6,715
Interest on long-term debt and accretion of royalty payable	92	74
Impairment of long-lived assets	538	—
Change in inventory write-downs to net realizable value	403	1,143
Gain on deconsolidation	—	(15,198)
Loss on sale of investment	—	352
Net loss on sale of assets	—	703
Change in bad debt expense	233	288
Net cash used before working capital changes	(16,282)	(27,980)
Changes in working capital	$2,038	$22,205
Net cash used in operating activities of continuing operations	$(14,244)	$(5,775)
Net cash (used in) provided by operating activities of discontinued operations	$(862)	$13,111
Investing activities:
Purchase of property, plant and equipment	$(2,693)	$(3,813)
Proceeds on sale of investments	—	29,994
Proceeds from sale of operations, net of cash in disposed operations	26,034	—
Proceeds received from holdback receivables	14,067	—
Capital contributions to investments accounted for by the equity method	(21,654)	(9,900)
Net cash provided by (used in) investing activities of continuing operations	$15,754	$16,281
Net cash used in investing activities of discontinued operations	$(3,169)	$(11,815)
Financing activities:
Drawings on operating lines of credit and long-term facilities	5,839	15,537
Repayment of operating lines of credit and long-term facilities	(9,836)	(34,229)
Net cash used in financing activities of continuing operations	(3,997)	(18,692)
Net cash (used in) provided by financing activities of discontinued operations	$(6,168)	$(6,518)
Effect of foreign exchange on cash and cash equivalents	$2,198	$(3,799)
Net decrease in cash and cash equivalents	(10,488)	(17,207)
Cash and cash equivalents, beginning of year (including restricted cash)	37,646	54,853
Cash and cash equivalents, end of year (including restricted cash)	$27,158	$37,646
Less: cash and cash equivalents from discontinued operations, end of year (including restricted cash)	$—	$22,892
Cash and cash equivalents from continuing operations, end of year (including restricted cash)	$27,158	$14,754

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2025 and 2024

Supplementary information:	Years ended December 31,
	2025	2024
Interest paid	$1,477	$2,721
Taxes paid, net of refunds	1,925	2,108

Changes in working capital
Accounts receivable	$2,268	$37,032
Inventories	3,369	(6)
Prepaid expenses	217	(635)
Accounts payable and accrued liabilities	(3,824)	(13,057)
Warranty liability	8	(1,129)
	$2,038	$22,205